Exhibit 99.1

NYSE American: GPL | TSX: GPR

NEWS RELEASE

(All dollar amounts expressed in US dollars unless otherwise noted)

Great Panther Announces Closing of US$16.1 Million Bought Deal Financing

Vancouver – May 20, 2020 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or “the Company”) announces the closing of the bought deal financing announced on May 13, 2020. Aggregate gross proceeds totaled US$16.1 million, pursuant to which the Company issued 40,250,000 common shares at a price of US$0.40 per share (“the Offering”).

The Offering was led by Cantor Fitzgerald Canada Corporation ("CFCC") and BMO Nesbitt Burns Inc. (“BMO”), as co-lead underwriters and joint book-runners, on behalf of themselves and a syndicate of underwriters, including H.C. Wainwright & Co., LLC as lead manager, and Roth Capital Partners, LLC as manager (collectively with CFCC and BMO, the “Underwriters”). The Underwriters fully exercised their over-allotment option to purchase 5,250,000 common shares and received a cash commission equal to 6% of the gross proceeds of the Offering.

Great Panther intends to use the net proceeds of the Offering for near mine and regional exploration programs at the Tucano Gold Mine, improvement of the Company’s working capital balances and general corporate purposes.

Great Panther President and CEO Rob Henderson stated, "This financing provides additional balance sheet strength to deliver our 2020 objectives and allows us to advance the exploration programs underway at Tucano, where we have 55,000 metres of drilling planned for 2020. We thank all of you who participated in the financing for your ongoing support."

The Offering was made by way of a prospectus supplement dated May 14, 2020 (the “Prospectus Supplement”) to the Company's existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) and U.S. registration statement on Form F-10, as amended (File No. 333-231830) (the “Registration Statement”), each dated July 2, 2019. The Registration Statement was declared effective by the United States Securities and Exchange Commission (the “SEC”) on July 5, 2019. The Prospectus Supplement has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the SEC. The Canadian Prospectus Supplement (together with the related Canadian Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. The U.S. Prospectus Supplement (together with the related U.S. Base Shelf Prospectus) is available on the SEC's website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

ABOUT GREAT PANTHER

Great Panther Mining Limited is a Vancouver-based intermediate gold and silver mining and exploration company. Great Panther's operations include the Tucano Gold Mine in Brazil, and the Topia Mine and Guanajuato Mine Complex, comprising the San Ignacio and Guanajuato mines, in Mexico. It also owns the Coricancha Mine in Peru which is currently on care and maintenance. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Meghan Brown – Vice President, Investor Relations

tel:         +1 778 899 0518

mobile +1 236 558 4485

mbrown@greatpanther.com

www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements include, but are not limited to, statements regarding the anticipated use of proceeds from the Offering and the planned drilling metres under the Company’s exploration program.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to the market for Great Panther’s securities, potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the impact of the COVID-19 pandemic on Great Panther’s operations, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2019 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to complete any sales of Common Shares under the Offering or otherwise secure alternative financing options. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2